J.P. MORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

August 29, 2023

Mr. Jay Williamson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	J.P. Morgan Exchange-Traded Fund Trust (the “Trust”), on behalf of the JPMorgan
International Value ETF (the “Fund”)
File Nos. 333-191837; 811-22903;
Post-Effective Amendment No. 399

Dear Mr. Williamson:

This letter is in response to the additional comments (“Additional Comments”) from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided on August 3, 2023 with respect to the filing made on May 12, 2023 related to the Fund, in particular in relation to certain of the Trust’s responses to previously-provided Staff comments (“Prior Comments”) on such filing. The Trust’s responses to the Prior Comments were filed with the SEC as correspondence on July 28, 2023 (the “Prior Response Letter”). Our responses to your Additional Comments are set forth below. For your convenience, we have restated your Additional Comments below followed by our responses.

What are the Fund’s main investment strategies?

1.

Comment: In response to Prior Comment No. 5 in the Prior Response Letter, disclosure in the investment strategy section was revised as follows: “In managing the Fund, the adviser seeks to identify securities that it believes present attractive valuations through the best of behavioral-based and quantitative screens, alongside in-depth fundamental analysis. The adviser’s analysis includes a review of proprietary data, information self-reported by companies, data from third party vendors and internal fundamental research.”

In Item 9, please consider giving some examples of the proprietary data, third party data, and internal fundamental research typically employed as part of the adviser’s analysis and explain more clearly the tie to “behavioral-based.”

Response: We respectfully acknowledge the comment, however, we believe that the above-referenced disclosure includes an appropriate level of detail to explain the Fund’s investment process. We believe that adding further disclosure regarding the Fund’s investment process in addition to the changes previously made is not necessary or appropriate in light of the requirement of Item 9(b)(2) of Form N-1A to “[e]xplain in general terms how the Fund’s adviser decides which securities to buy and sell[.]” (emphasis added).

2.

Comment: In response to Prior Comment No. 6 in the Prior Response Letter, disclosure in the investment strategy section was revised as follows: “~~Behavioral finance theorizes~~The adviser believes that investors frequently behave irrationally in systematic and predictable ways because human psychology affects investment decision-making. ~~This~~The adviser believes that this investor behavior ~~results~~can result in market inefficiencies that persist over time, creating valuation opportunities that the adviser seeks to identify through both quantitative and fundamental analysis. ~~These securities~~Securities are ~~then~~ subjected to further in-depth analysis, including consideration of ~~their momentum and quality characteristics, to seek to identify securities with values that~~whether or not the underlying businesses are fundamentally sound, and hence the securities are more likely to experience an increase in valuation and drive positive shareholder returns, or whether the adviser believes ~~will~~them to be undervalued for a reason, and hence less likely to experience an increase in valuation.”

In Item 9, please consider providing what you mean by “behave irrationally in systematic and predictable ways” and how the adviser uses quantitative and fundamental analyses to identify such opportunities.

Response: Please refer to our response to Comment No. 1 above.

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We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (917) 721-1623.

Sincerely,

Max Vogel

Assistant Secretary

2